FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 11/05/2024

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing third quarter 2024 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: November 5, 2024

Press Release
Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Third Quarter and First Nine Months of 2024 Results

Luxembourg, November 5, 2024 – Ternium S.A. (NYSE: TX) today announced its results for the third quarter and first nine months ended September 30, 2024.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS) and presented in US dollars ($) and metric tons. Interim financial figures are unaudited. This press release includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Cash Operating Income, Net Cash, Free Cash Flow, Adjusted Net Income, Adjusted Equity Holders’ Net Income and Adjusted Earnings per ADS. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

Third Quarter of 2024 Highlights

SHIPMENTS - STEEL PRODUCTS	ADJUSTED EBITDA	NET INCOME
4.1 MILLION TONS	$368 MILLION	$93 MILLION

SHIPMENTS - MINING PRODUCTS	ADJUSTED EBITDA MARGIN	EARNINGS PER ADS
1.8 MILLION TONS	8%	$0.16

CASH PROVIDED BY OPERATING ACTIVITIES	INTERIM DIVIDEND ANNOUNCEMENT	NET CASH POSITION
$303 MILLION	$0.90 PER ADS	$1.7 BILLION

Summary of Third Quarter of 2024 Results

CONSOLIDATED	3Q24	2Q24	DIF	3Q23	DIF	9M24	9M23	DIF

Steel Products Shipments (thousand tons)	4,123	3,841	7%	4,131	0%	11,858	10,179	16%
Mining Products Shipments (thousand tons)	1,781	1,496	19%	2,176	-18%	4,701	2,176	116%
Net Sales ($ million)	4,480	4,514	-1%	5,185	-14%	13,773	12,679	9%
Operating Income ($ million)	175	371	-53%	527	-67%	1,221	1,616	-24%
Adjusted EBITDA ($ million)	368	545	-32%	698	-47%	1,768	2,089	-15%
Adjusted EBITDA Margin (% of net sales)	8%	12%		13%		13%	16%
Net Income (Loss) ($ million)	93	(743)		(783)		(159)	433
Equity Holders’ Net Income (Loss) ($ million)	32	(728)		(739)		(335)	262
Earnings (Losses) per ADS[1] ($)	0.16	(3.71)		(3.77)		(1.70)	1.34
Adjusted Net Income ($ million)	93	40		323		624	1,539
Adjusted Equity Holders’ Net Income (Loss) ($ million)	32	(21)		271		372	1,272
Adjusted Earnings (Losses) per ADS[1] ($)	0.16	(0.11)		1.38		1.89	6.48

1    American Depositary Share. Each ADS represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Third Quarter of 2024 Highlights

Ternium achieved a strong level of shipments in the third quarter of 2024, on record-high sales volumes in Mexico, higher shipments in Brazil and a continued recovery in the Southern Region.

However, Adjusted EBITDA was $368 million in the third quarter of 2024, reflecting a relatively low margin. Steel revenue per ton decreased sequentially in the third quarter due to lower steel prices in Ternium’s main steel markets and a decrease in industrial contract prices in Mexico. This was partially offset by a modest decrease in steel cost per ton, as the company consumed previously purchased high-priced inventory during the third quarter.

Capital expenditures in the third quarter of 2024 amounted to $446 million, as Ternium progressed with its expansion programs in Mexico and with its new wind farm in Argentina. Cash provided by operating activities was $303 million after a working capital increase of $155 million. Consequently, Ternium’s net cash position decreased to $1.7 billion as of the end of September 2024 from net cash position of $1.9 billion as of the end of June.

Interim Dividend Payment

Ternium’s board of directors approved the payment of an interim dividend of $0.90 per ADS ($0.09 per share), or $177 million based on total shares of common stock outstanding net of treasury shares.

The payment date of the interim dividend will be November 21, 2024, with an ex-dividend date on November 15, 2024 and record date on November 18, 2024.

ANNUAL DIVIDEND $ PER ADS

■ Interim

Outlook

Ternium expects a slight sequential increase in adjusted EBITDA for the fourth quarter of 2024 due to improved margins partially offset by a reduction in shipments. Apparent demand in Mexico and Brazil is anticipated to decline due to year-end seasonality in the fourth quarter. Conversely, apparent demand in Argentina is expected to remain relatively stable, albeit at levels below historical volumes.

The company anticipates a continued decrease in cost per ton, as a result of the gradual consumption of lower-priced slabs and raw material inventories. However, realized steel prices are projected to decline in the fourth quarter of 2024 compared to the third quarter of 2024, mainly due to the reset of quarterly price contracts with industrial customers in Mexico at reduced levels.

During the third quarter, the company's new push-pull pickling line in the Pesquería industrial center, as well as three of the five finishing lines in Ternium's downstream expansion project, have started operations and are currently ramping up. In addition, our new wind farm in Argentina is expected to begin operations by year-end, boosting our use of self-generated renewable energy and reducing reliance on external sources. This will represent a significant milestone in our commitment to renewable energy and decarbonization.

Analysis of Third Quarter of 2024 Results

Consolidated Net Sales

$ MILLION	3Q24	2Q24	DIF	3Q23	DIF	9M24	9M23	DIF

Steel segment	4,368	4,395	-1%	5,036	-13%	13,453	12,531	7%
Mining segment	112	119	-6%	149	-25%	320	149	115%
Total net sales	4,480	4,514	-1%	5,185	-14%	13,773	12,679	9%

Adjusted EBITDA

Adjusted EBITDA in the third quarter of 2024 equals Net Income adjusted to exclude:

◦Depreciation and Amortization;
◦Income Tax Results;
◦Net Financial Result;
◦Equity in Results of Non-consolidated Companies; and
◦Provision for ongoing litigation related to the acquisition of a participation in Usiminas.

And adjusted to include the proportional EBITDA in Unigal (70% participation).

Adjusted EBITDA Margin equals Adjusted EBITDA divided by net sales. For more information see Exhibit I - Alternative performance measures - “Adjusted EBITDA”.

ADJUSTED EBITDA $ MILLION

Steel Segment

The Steel Segment shipments increased 7% sequentially in the third quarter of 2024. However, net sales in period remained stable compared to the second quarter of 2024 due to lower realized steel prices. The sequential decrease in revenue per ton was due to lower steel prices in Ternium’s main steel markets and lower contract prices in Mexico.
On a year-over-year basis, the Steel Segment shipments remained stable. Nevertheless, net sales decreased year-over-year as a result of lower steel prices in Ternium’s main steel markets.

SHIPMENTS - STEEL PRODUCTS MILLION TONS

■ Usiminas

NET SALES - STEEL SEGMENT $ BILLION

■ Usiminas

In Mexico, shipments achieved a new record-high in the third quarter of 2024. Sales volumes to the industrial sector increased sequentially, including higher shipments to automotive manufacturers and a recovery in the sales to the HVAC sector. Shipments to the commercial market improved sequentially, albeit from a relatively low base.

In Brazil, shipments to industrial customers and distributors increased sequentially in the third quarter of 2024. On the other hand, sales volumes to automotive manufacturers remained unchanged. Demand for steel products in the country was strong. However, imports of steel products continued increasing in the third quarter, mainly from China.

In the Southern Region, steel shipments continued to recover in the quarter, mainly reflecting better demand in Argentina from the construction sector, the automotive industry, and agribusiness and transportation equipment manufacturers.

SHIPMENTS BY REGION - STEEL PRODUCTS MILLION TONS

STEEL SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	3Q24	2Q24	DIF	3Q23	DIF	3Q24	2Q24	DIF	3Q23	DIF	3Q24	2Q24	DIF	3Q23	DIF

Mexico	2,142	2,145	0%	2,383	-10%	2,167	1,985	9%	2,135	1%	988	1,081	-9%	1,116	-11%
Brazil	1,048	1,007	4%	1,136	-8%	1,076	977	10%	957	12%	974	1,031	-6%	1,187	-18%
Southern Region	677	569	19%	941	-28%	515	426	21%	603	-15%	1,314	1,337	-2%	1,561	-16%
Other Markets	431	561	-23%	504	-14%	365	453	-20%	436	-16%	1,183	1,239	-4%	1,157	2%
Total Steel Products	4,298	4,283	0%	4,964	-13%	4,123	3,841	7%	4,131	0%	1,042	1,115	-7%	1,202	-13%
Other Products	70	112	-37%	72	-3%
Total Steel Segment	4,368	4,395	-1%	5,036	-13%

STEEL SEGMENT	NET SALES ($ MILLION)			SHIPMENTS (THOUSAND TONS)			REVENUE/TON ($/TON)

	9M24	9M23	DIF	9M24	9M23	DIF	9M24	9M23	DIF

Mexico	6,677	7,046	-5%	6,230	6,233	0%	1,072	1,130	-5%
Brazil	3,101	1,216	155%	2,976	1,063	180%	1,042	1,144	-9%
Southern Region	1,809	2,664	-32%	1,311	1,709	-23%	1,380	1,559	-11%
Other Markets	1,596	1,398	14%	1,341	1,174	14%	1,190	1,191	0%
Total Steel Products	13,182	12,324	7%	11,858	10,179	16%	1,112	1,211	-8%
Other Products	271	207	31%
Total Steel Segment	13,453	12,531	7%
Note: other products include mainly electricity sales in Mexico and Brazil.

CASH OPERATING INCOME MARGIN - STEEL SEGMENT %

CASH OPERATING INCOME PER TON - STEEL SEGMENT $/TON

Note: For information on the Steel Segment’s Cash Operating Income per Ton and Margin, see Exhibit I - Alternative performance measures - “Cash Operating Income - Steel Segment”.
The Steel Segment’s Cash Operating Income per Ton and Margin decreased sequentially in the third quarter of 2024 due to lower revenue per ton partially offset by slightly lower cost per ton.

Ternium’s and Usiminas’ blast furnace operations recorded efficiency gains in the period, particularly in fuel consumption. In addition, labor and maintenance costs decreased sequentially in the third quarter.
On the other hand, the company consumed high-cost inventory in the period. The decrease in raw material and slab market prices during 2024 was not totally reflected on Ternium’s cost of sales in the third quarter, as the company consumed inventories produced in prior periods.

Mining Segment

The Mining Segment shipments increased 13% sequentially in the third quarter of 2024, supported by higher production levels in our Mexican and Brazilian mining operations. However, net sales decreased slightly in the period reflecting lower iron ore market prices.

On a year-over-year basis, iron ore shipments decreased in the third quarter of 2024 reflecting lower production levels in our Mexican and Brazilian operations. Net sales decreased slightly year-over-year in the third quarter, as lower sales volumes were partially offset by higher realized iron ore prices. The increase in revenue per ton was the result of an improved sales mix of iron ore products, partially offset by lower iron ore market prices.

SHIPMENTS - MINING PRODUCTS MILLION TONS

■ Intercompany ■ Third parties

NET SALES - MINING SEGMENT $ MILLION

■ Intercompany ■ Third parties

MINING SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	3Q24	2Q24	DIF	3Q23	DIF	3Q24	2Q24	DIF	3Q23	DIF	3Q24	2Q24	DIF	3Q23	DIF
Third parties	112	119	-6%	149	-25%	1,781	1,496	19%	2,176	-18%	63	80	-21%	68	-8%
Intercompany	152	152	0%	127	20%	1,239	1,178	5%	1,057	17%	123	129	-5%	120	2%
Total	264	271	-3%	276	-4%	3,020	2,674	13%	3,232	-7%	87	102	-15%	85	2%

MINING SEGMENT	NET SALES ($ MILLION)			SHIPMENTS (THOUSAND TONS)			REVENUE/TON ($/TON)

	9M24	9M23	DIF	9M24	9M23	DIF	9M24	9M23	DIF
Third parties	320	149	115%	4,701	2,176	116%	68	68	-1%
Intercompany	490	322	52%	3,689	2,723	35%	133	118	12%
Total	810	471	72%	8,389	4,899	71%	97	96	0%

CASH OPERATING INCOME MARGIN - MINING SEGMENT %

CASH OPERATING INCOME PER TON - MINING PRODUCTS $/TON

Note: For information on the Mining Segment’s Cash Operating Income per Ton and Margin, see Exhibit I - Alternative performance measures - “Cash Operating Income - Mining Segment”.

The Mining Segment’s Cash Operating Income per Ton and Margin decreased in the third quarter of 2024 due to lower iron ore realized prices, partially offset by a slight decrease in cost per ton.
On a year-over-year basis, the Mining Segment’s Cash Operating Income per Ton and Margin increased in the third quarter reflecting a slight increase in realized iron ore prices and a slight decrease in cost per ton.

Net Financial Results

Net financial results were a gain of $74 million in the third quarter of 2024. Of note in the period was a $57 million net foreign exchange gain, mainly reflecting the positive impact of the depreciation of the Mexican Peso and the appreciation of the Brazilian Real vis-a-
vis the US dollar on Ternium Mexico’s net short local currency position and Usiminas’ US dollar denominated debt, respectively. Usiminas uses the Brazilian Real as functional currency.

$ MILLION	3Q24	2Q24	3Q23	9M24	9M23

Net interest results	17	28	30	83	80
Net foreign exchange result	57	(49)	(33)	(32)	(73)
Change in fair value of financial assets	11	(5)	36	(131)	26
Other financial expense, net	(11)	(13)	(4)	(47)	(13)
Net financial results	74	(39)	30	(127)	20

Income Tax Results

Ternium Mexico, Ternium Argentina and Ternium Brasil use the US dollar as their functional currency and are, therefore, affected by deferred tax results. These results account for the impact of local currency fluctuations against the US dollar, as well as for the effect of local inflation. Effective tax rates in the
second quarter and first nine months of 2024 included, in addition, the effect of a provision for ongoing litigation related to the acquisition of a participation in Usiminas and, in the third quarter and first nine months of 2023, certain non-cash effects related to the increase in the participation in Usiminas.

$ MILLION	3Q24	2Q24	3Q23	9M24	9M23

Current income tax expense	(63)	(124)	(164)	(312)	(450)
Deferred tax (loss) gain	(80)	(183)	(89)	(178)	271
Income tax expense	(143)	(307)	(253)	(490)	(179)
Result before income tax	236	(436)	(530)	331	611
Effective tax rate	61%	-70%	-48%	148%	29%

Excluding provision in the 2Q24 for ongoing litigation related to the acquisition of a participation in Usiminas in 2012	—	(783)	—	(783)	—
Excluding non-cash effects in the 3Q23 related to the increase in the participation in Usiminas	—	—	(1,106)	—	(1,106)
Result before income tax excluding provision and non-cash effects	236	347	576	1,114	1,717
Effective tax rate excluding provision and non-cash effects	61%	88%	44%	44%	10%

Net Income

Net Income was $93 million in the third quarter of 2024, on operating income of $175 million. Of note in the period were financial result gains of $74 million and deferred tax losses of $80 million.

Equity Holder’s Net Income was $32 million in the third quarter, or $0.16 per ADS, mainly after accounting for the participation of a 76.7% non-controlling interest in Usiminas and a 37.4% non-controlling interest in Ternium Argentina.

NET INCOME (LOSS), EARNINGS (LOSSES) PER ADS $ MILLION, $

$ MILLION	3Q24	2Q24	3Q23	9M24	9M23

Owners of the parent	32	(728)	(739)	(335)	262
Non-controlling interest	61	(16)	(44)	176	170
Net Income (Loss)	93	(743)	(783)	(159)	433

Excluding provision in the 2Q24 for ongoing litigation related to the acquisition of a participation in Usiminas in 2012	—	(783)	—	(783)	—
Excluding non-cash effects in the 3Q23 related to the increase in the participation in Usiminas	—	—	(1,106)	—	(1,106)
Adjusted Net Income	93	40	323	624	1,539

Cash Flow and Liquidity

Cash from operations reached $303 million in the third quarter of 2024, including a $155 million increase in working capital. The change in working capital was due to a $258 million decrease in trade payables and other liabilities, partially offset by a $54 million decrease in inventories and a $49 million net decrease in trade and other receivables.
Capital expenditures amounted to $446 million in the third quarter of 2024. Among other initiatives, Ternium made progress in the construction of new facilities in its Pesquería industrial center and in the construction of a new wind farm in Argentina.

CASH FROM OPERATIONS, CHANGES IN WORKING CAPITAL $ BILLION

■ Cash from operations ■ (Incr.) decr. in working capital

CAPITAL EXPENDITURES $ MILLION

■ Usiminas

Ternium’s net cash position in the third quarter decreased to $1.7 billion as of September 30, 2024, and included Ternium Argentina’s total position of cash and cash equivalents and other investments of $1.1 billion.

On November 21, 2024, the company will pay an
interim dividend to shareholders of $0.90 per ADS ($0.09 per share), or $177 million based on total shares of common stock outstanding net of treasury shares.

NET CASH POSITION $ BILLION

Conference Call and Webcast

Ternium will host a conference call on November 6, 2024, at 8:30 a.m. ET in which management will discuss third quarter of 2024 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector. We invest in low carbon emissions steelmaking technologies to support the energy transition and the mobility of the future. We also support the development of our communities, especially through educational programs in Latin America. More information about Ternium is available at www.ternium.com.

Income Statement

$ MILLION	3Q24	2Q24	3Q23	9M24	9M23

Net sales	4,480	4,514	5,185	13,773	12,679
Cost of sales	(3,902)	(3,758)	(4,192)	(11,334)	(10,012)
Gross profit	578	757	993	2,439	2,667
Selling, general and administrative expenses	(412)	(435)	(443)	(1,278)	(1,040)
Other operating income	9	49	(22)	60	(11)
Operating income	175	371	527	1,221	1,616

Financial expense	(54)	(45)	(47)	(144)	(81)
Financial income	71	73	78	227	161
Other financial (expense) income, net	57	(67)	0	(210)	(60)
Equity in earnings of non-consolidated companies	17	15	19	51	81
Effect related to the increase of the participation in Usiminas	—	—	(171)	—	(171)
Recycling of other comprehensive income related to Usiminas	—	—	(935)	—	(935)
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	(31)	(783)	—	(814)	—
Profit (Loss) before income tax results	236	(436)	(530)	331	611
Income tax (expense) credit	(143)	(307)	(253)	(490)	(179)
Profit (Loss) for the period	93	(743)	(783)	(159)	433

Attributable to:
Owners of the parent	32	(728)	(739)	(335)	262
Non-controlling interest	61	(16)	(44)	176	170
Net Profit (Loss) for the period	93	(743)	(783)	(159)	433

Statement of Financial Position

$ MILLION	SEPTEMBER 30, 2024	DECEMBER 31, 2023

Property, plant and equipment, net	8,142	7,638
Intangible assets, net	1,062	996
Investments in non-consolidated companies	517	517
Other investments	27	211
Deferred tax assets	1,432	1,713
Receivables, net	1,013	1,073
Total non-current assets	12,194	12,149

Receivables, net	940	1,173
Derivative financial instruments	24	15
Inventories, net	5,019	4,948
Trade receivables, net	1,896	2,065
Other investments	2,243	1,976
Cash and cash equivalents	1,614	1,846
Total current assets	11,737	12,024

Non-current assets classified as held for sale	8	7

Total assets	23,938	24,179

Statement of Financial Position (cont.)

$ MILLION	SEPTEMBER 30, 2024	DECEMBER 31, 2023

Capital and reserves attributable to the owners of the parent	11,941	12,419
Non-controlling interest	4,385	4,393
Total equity	16,326	16,812

Provisions	627	840
Deferred tax liabilities	106	171
Other liabilities	1,087	1,149
Trade payables	6	12
Lease liabilities	167	189
Borrowings	1,597	1,206
Total non-current liabilities	3,590	3,567

Provision for ongoing litigation related to the acquisition of a participation in Usiminas	814	—
Current income tax liabilities	124	137
Other liabilities	445	430
Trade payables	1,992	2,233
Derivative financial instruments	7	8
Lease liabilities	50	52
Borrowings	590	940
Total current liabilities	4,022	3,801

Total liabilities	7,612	7,367

Total equity and liabilities	23,938	24,179

Statement of Cash Flows

$ MILLION	3Q24	2Q24	3Q23	9M24	9M23

Result for the period	93	(743)	(783)	(159)	433

Adjustments for:
Depreciation and amortization	184	199	165	554	467
Income tax accruals less payments	204	283	158	474	(116)
Equity in earnings of non-consolidated companies	(17)	(15)	(19)	(51)	(81)
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	31	783	—	814	—
Interest accruals less payments/receipts, net	3	(11)	1	(10)	(11)
Changes in provisions	(1)	(62)	(4)	(70)	(4)
Changes in working capital	(155)	169	388	(252)	1
Net foreign exchange results and others	(38)	52	8	134	(12)
Non-cash effects related to the increase of the participation in Usiminas	—	—	1,106	—	1,106
Net cash provided by operating activities	303	656	1,020	1,435	1,783

Capital expenditures and advances to suppliers for PP&E	(446)	(409)	(430)	(1,304)	(864)
(Increase) Decrease in other investments	(164)	329	(333)	166	(847)
Proceeds from the sale of property, plant & equipment	0	1	1	2	2
Dividends received from non-consolidated companies	3	1	—	5	15
Acquisition of business:
Purchase consideration	—	—	(119)	—	(119)
Cash acquired	—	—	781	—	781
Net cash used in investing activities	(606)	(79)	(100)	(1,132)	(1,031)

Dividends paid in cash to company’s shareholders	—	(432)	—	(432)	(353)
Dividends paid in cash to non-controlling interest	(3)	(46)	—	(49)	—
Finance lease payments	(13)	(15)	(16)	(46)	(43)
Proceeds from borrowings	852	303	163	1,286	236
Repayments of borrowings	(652)	(365)	(145)	(1,183)	(372)
Net cash provided by (used in) financing activities	183	(556)	3	(425)	(532)

(Decrease) Increase in cash and cash equivalents	(121)	22	923	(123)	220

Exhibit I - Alternative Performance Measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Adjusted EBITDA

$ MILLION	3Q24	2Q24	3Q23	9M24	9M23

Net result	93	(743)	(783)	(159)	433
Adjusted to exclude:
Depreciation and amortization	184	199	165	554	467
Income tax results	143	307	253	490	179
Net financial result	(74)	39	(30)	127	(20)
Equity in earnings of non-consolidated companies	(17)	(15)	(19)	(51)	(81)
Non-cash effects related to the increase in the participation in Usiminas	—	—	1,106	—	1,106
Provision for ongoing litigation in the 2Q24 related to the acquisition of a participation in Usiminas	31	783		814	—
Reversal of other Usiminas contingencies recognized as part of the PPA	—	(34)		(34)	—
Adjusted to include:
Proportional EBITDA in Unigal (70% participation)	8	9	6	27	6
Adjusted EBITDA	368	545	698	1,768	2,089
Divided by: net sales	4,480	4,514	5,185	13,773	12,679
Adjusted EBITDA Margin (%)	8%	12%	13%	13%	16%

Exhibit I - Alternative Performance Measures (cont.)

Cash Operating Income - Steel Segment

$ MILLION	3Q24	2Q24	3Q23	9M24	9M23

Operating Income - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	381	278	667	1,252	1,784
Plus/Minus differences in cost of sales (IFRS)	(219)	88	(162)	(71)	(157)
Excluding depreciation and amortization	138	134	136	410	389
Excluding reversal of other Usiminas contingencies	—	(34)	—	(34)	—
Including proportional EBITDA in Unigal (70% participation)	8	9	6	27	6
Cash Operating Income	309	476	647	1,583	2,021
Divided by steel shipments (thousand tons)	4,123	3,841	4,131	11,858	10,179
Cash Operating Income per Ton - Steel	75	124	157	134	199
Divided by steel net sales	4,368	4,395	5,036	13,453	12,531
Cash Operating Income Margin - Steel (%)	7%	11%	13%	12%	16%

Cash Operating Income - Mining Segment

$ MILLION	3Q24	2Q24	3Q23	9M24	9M23

Operating Income - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	(58)	(52)	(4)	(131)	(35)
Plus/minus differences in cost of sales (IFRS)	64	61	17	179	11
Excluding depreciation and amortization	46	65	29	145	78
Cash Operating Income	52	74	42	192	54
Divided by mining shipments (thousand tons)	3,020	2,674	3,232	8,389	4,899
Cash Operating Income per Ton - Mining	17	28	13	23	11
Divided by mining net sales	264	271	276	810	471
Cash Operating Income Margin - Mining (%)	20%	27%	15%	24%	12%

Exhibit I - Alternative Performance Measures (cont.)

Adjusted Net Result

$ MILLION	2Q24	3Q23	9M24	9M23

Net (Loss) income	(743)	(783)	(159)	433
Excluding non-cash effects related to the increase in the participation in Usiminas	—	(1,106)	—	(1,106)
Excluding provision for ongoing litigation related to the acquisition of a participation in Usiminas	(783)	—	(783)	—
Adjusted Net Income	40	323	624	1,539

Adjusted Equity Holders’ Net Result and Adjusted Earnings (Losses) per ADS

$ MILLION	2Q24	3Q23	9M24	9M23

Equity holders’ net income	(728)	(739)	(335)	262
Excluding non-cash effects related to the increase in the participation in Usiminas	—	(1,010)	—	(1,010)
Excluding provision for ongoing litigation related to the acquisition of a participation in Usiminas	(706)	—	(706)	—
Adjusted Equity Holders’ Net Income	(21)	271	372	1,272
Divided by: outstanding shares of common stock, net of treasury shares (expressed in million of ADS equivalent)	196	196	196	196
Adjusted (Losses) Earnings per ADS ($)	(0.11)	1.38	1.89	6.48

Free Cash Flow

$ MILLION	3Q24	2Q24	3Q23	9M24	9M23

Net cash provided by operating activities	303	656	1,020	1,435	1,783
Excluding capital expenditures and advances to suppliers for PP&E	(446)	(409)	(430)	(1,304)	(864)
Free cash flow	(143)	247	590	130	919

Exhibit I - Alternative Performance Measures (cont.)

Net Cash Position

$ BILLION	SEPTEMBER 30, 2024	JUNE 30, 2024	SEPTEMBER 30, 2023

Cash and cash equivalents[2]	1.6	1.7	1.8
Plus: other investments (current and non-current)[2]	2.3	2.1	2.7
Less: borrowings (current and non-current)	(2.2)	(2.0)	(2.2)
Net cash position	1.7	1.9	2.4

2    Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $1.1 billion and $1.3 billion as of September 30 and June 30, 2024, respectively, and $1.2 billion as of September 30, 2023.